Exhibit 3.2

Amendment to Sections 3.1 and 3.2 of Article III of the Bylaws of

Apollo Medical Holdings, Inc.,

a Delaware corporation

Section 3.1 of Article III of the Bylaws of this Corporation shall be amended to by appending the following to Section 3.1:

“The Board of Directors shall be divided into three (3) classes, Class I, Class II and Class III, effective at the same time that the stockholders appoint and elect directors to the inaugural classes of Class I, Class II and Class III. Each director shall serve for a term expiring at the third annual meeting following his or her election; provided, that, with respect to the directors serving in the inaugural classes of Class I, Class II and Class III, the terms of the directors serving in Class I shall expire at the Corporation’s first annual meeting of stockholders held after the effectiveness of the division of the Board of Directors into three (3) classes; the terms of the directors serving in Class II shall expire at the Corporation’s second annual meeting of stockholders held after such effectiveness; and the terms of the directors serving in Class III shall expire at the Corporation’s third annual meeting of stockholders held after such effectiveness.

Section 3.2 of Article III of the Bylaws of this Corporation shall be amended by:

(i)           appending the following language to the end of the first sentence of the first paragraph of Section 3.2:

“and directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires or until such director’s successor shall have been duly elected and qualified”

and

(ii)           deleting the second sentence of the first paragraph of Section 3.2.